                         SECURITIES EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                   FORM 11-K



Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934



(Mark One)

  X  Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of
- ---- 1934 (Fee Required)

     For the fiscal year ended December 31, 1995

                                       or

     Transition Report Pursuant to Section 15(d) of the Securities Exchange Act
- ---- of 1934 (Fee Required)


For the transition period from _____________________ to ______________________

Commission file number   0-1402
                      --------------------------------------------------------

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

   The Lincoln Electric Company Employee
   Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

   The Lincoln Electric Company
   22801 St. Clair Avenue
   Cleveland, Ohio 44117



                                   SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                       The Lincoln Electric Company
                                       Employee Savings Plan



June 27, 1996
                                    By: /s/ H. Jay Elliott
                                        ----------------------------
                                        H. Jay Elliott
                                        Senior Vice President
                                        Chief Financial Officer and Treasurer

                         Annual Report

                         THE LINCOLN ELECTRIC COMPANY
                         EMPLOYEE SAVINGS PLAN

                         PLAN SPONSOR AND ADMINISTRATOR
                         The Lincoln Electric Company
                         Cleveland, Ohio  44117
                         (216) 481-8100

                         Employer Identification Number: 34-0359955
                         December 31, 1995 and 1994

                         Report of Independent Auditors

Plan Administrator
The Lincoln Electric Company
  Employee Savings Plan

We have audited the accompanying statement of net assets available for benefits, with fund information (modified cash basis) of The Lincoln Electric Company Employee Savings Plan as of December 31, 1995 and 1994, and the related statement of changes in net assets available for benefits, with fund information (modified cash basis) for the year ended December 31, 1995. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note A, the financial statements referred to above were prepared on a modified cash basis of accounting, which is a comprehensive basis of accounting other than generally accepted accounting principles.

In our opinion, the financial statements referred to above present fairly, in all material respects, information regarding the Plan's net assets available for benefits (modified cash basis) as of December 31, 1995 and 1994, and changes therein (modified cash basis) for the year ended December 31, 1995, on the basis of accounting described in Note A.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules (modified cash basis) of assets held for investment purposes as of December 31, 1995, and reportable transactions for the year then ended, are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the financial statements. The fund information in the statements of net assets available for benefits (modified cash basis) and the statement of changes in net assets available for benefits (modified cash basis) is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The supplemental schedules and fund information (modified cash basis) have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

June 7, 1996                                     Ernst & Young LLP





Cleveland, Ohio

                          The Lincoln Electric Company
                             Employee Savings Plan

                       Statement of Net Assets Available
                      for Benefits, with Fund Information

                               December 31, 1995


                                                                               Fidelity
                                   Victory U.S.                 Fidelity       Advisors
                                    Government    The Bond      Advisors        Equity        Victory      Templeton
                                   Obligations     Fund of      Income &      Portfolio     Stock Index     Foreign
                                       Fund        America     Growth Fund   Growth Fund       Fund          Fund
                                   -------------------------------------------------------------------------------------
ASSETS
Investments:
  Mutual funds                                    $ 136,774     $1,920,942      $ 3,745,918    $ 1,380,276   $ 2,761,917
  Money market fund                 $ 2,316,043          73                                          1,858
  The Lincoln Electric Company
    Common Shares
  The Lincoln Electric Company
    Class A Common Shares
  Participant loans receivable
                                   -------------------------------------------------------------------------------------
Total investments                     2,316,043     136,847      1,920,942        3,745,918      1,382,134     2,761,917
Investment income receivable                790          70         27,286            5,662                           14
                                   -------------------------------------------------------------------------------------
Total assets                          2,316,833     136,917      1,948,228        3,751,580      1,382,134     2,761,931

LIABILITIES
Accrued purchase of investments                       1,012         27,280            5,648
Other payables--net                                                                                  1,855
                                   -------------------------------------------------------------------------------------
NET ASSETS AVAILABLE FOR BENEFITS   $ 2,316,833  $  135,905     $1,920,948      $ 3,745,932    $ 1,380,279   $ 2,761,931
                                  ======================================================================================

                                                   The
                                     The         Lincoln
                                   Lincoln      Electric
                                   Electric    Non-Voting
                                 Voting Stock     Stock      Loan
                                     Fund         Fund       Fund          Total
                                  ---------------------------------------------------
ASSETS
Investments:
  Mutual funds                                                          $  9,945,827
  Money market fund                 $   2,887   $  9,203                   2,330,064
  The Lincoln Electric Company
    Common Shares                      74,100                                 74,100
  The Lincoln Electric Company
    Class A Common Shares                         38,496                      38,496
  Participant loans receivable                              $ 65,927          65,927
                                  ---------------------------------------------------
Total investments                      76,987     47,699      65,927      12,454,414
Investment income receivable              389      1,532                      35,743
                                  ---------------------------------------------------
Total assets                           77,376     49,231      65,927      12,490,157

LIABILITIES
Accrued purchase of investments                                               33,940
Other payables--net                                                            1,855
                                  ---------------------------------------------------
NET ASSETS AVAILABLE FOR BENEFITS   $  77,376   $ 49,231    $ 65,927    $ 12,454,362
                                  ===================================================

See notes to financial statements.

                          The Lincoln Electric Company
                             Employee Savings Plan

                       Statement of Net Assets Available
                      for Benefits, with Fund Information

                               December 31, 1994


                                                                                                            Fidelity
                                                                                                            Advisors
                                              Victory                        Fidelity                        Equity
                                           U.S. Treasury                     Advisors        Victory        Portfolio
                                               Money        Society EB       Income &      Stock Index       Growth
                                            Market Fund     MaGIC Fund      Growth Fund       Fund            Fund
                                           --------------------------------------------------------------------------
ASSETS
Investments:
  Mutual funds                                              $ 662,675      $  685,767      $  356,900    $  1,030,436
  Money market fund                           $417,252
Investment income receivable                     1,626            736             875             454           1,306
                                           --------------------------------------------------------------------------
                                               418,878        663,411         686,642         357,354       1,031,742
LIABILITIES
Accrued purchase of investments                     45            193
                                           --------------------------------------------------------------------------
NET ASSETS AVAILABLE FOR BENEFITS             $418,833      $ 663,218      $  686,642      $  357,354    $  1,031,742
                                           ==========================================================================





                                            Templeton
                                           Foreign Fund      Total
                                           ---------------------------
ASSETS
Investments:
  Mutual funds                             $ 1,273,493    $  4,009,271
  Money market fund                                            417,252
Investment income receivable                     7,239          12,236
                                           ---------------------------
                                             1,280,732       4,438,759
LIABILITIES
Accrued purchase of investments                  5,617           5,855
                                           ---------------------------
NET ASSETS AVAILABLE FOR BENEFITS          $ 1,275,115    $  4,432,904
                                           ===========================

See notes to financial statements.

                          The Lincoln Electric Company
                             Employee Savings Plan

                  Statement of Changes in Net Assets Available
                      for Benefits, with Fund Information
                          Year Ended December 31, 1995


                                                                                             Fidelity
                                                        Victory                 Fidelity     Advisors
                                                          U.S.                  Advisors      Equity
                                                       Government   The Bond    Income &    Portfolio     Victory     Templeton
                                         Society EB   Obligations   Fund of      Growth       Growth    Stock Index    Foreign
                                         MaGIC Fund       Fund      America       Fund         Fund         Fund        Fund
                                        -----------------------------------------------------------------------------------------
ADDITIONS
Contributions-employees                   $ 460,511   $1,013,894  $  57,897  $ 1,154,670  $1,912,361    $  708,543   $ 1,583,408
Investment income                                         26,705         70       53,207       5,419        18,052        56,055
                                        -----------------------------------------------------------------------------------------
Total additions                             460,511    1,040,599     57,967    1,207,877   1,917,780       726,595     1,639,463

DEDUCTIONS
Benefits paid to participants                 6,286        9,119                  10,517      13,764         2,018        16,643
Fees and expenses                             2,408
                                        -----------------------------------------------------------------------------------------
Total deductions                              8,694        9,119          -       10,517      13,764         2,018        16,643

Net realized and unrealized
  appreciation (depreciation)
  of investments                             54,972        8,270        849       87,909     528,408       165,655       133,317
Net investment transfers                 (1,170,007)     858,250     77,089      (50,963)    281,766       132,693      (269,321)
                                        -----------------------------------------------------------------------------------------
Net additions (deductions)                 (663,218)   1,898,000    135,905    1,234,306   2,714,190     1,022,925     1,486,816

Net assets available for benefits at
  beginning of the year                     663,218      418,833          -      686,642   1,031,742       357,354     1,275,115
                                        -----------------------------------------------------------------------------------------
NET ASSETS AVAILABLE FOR BENEFITS
  AT END OF THE YEAR                      $       -   $2,316,833  $ 135,905  $ 1,920,948  $3,745,932   $ 1,380,279   $ 2,761,931
                                        =========================================================================================

                                                         The
                                             The       Lincoln
                                           Lincoln     Electric
                                          Electric    Non-Voting
                                        Voting Stock    Stock       Loan
                                            Fund         Fund       Fund       Total
                                        ----------------------------------------------
ADDITIONS
Contributions-employees                   $31,908     $ 12,945            $  6,936,137
Investment income                             429        1,514   $  2,803      164,254
                                        ----------------------------------------------
Total additions                            32,337       14,459      2,803    7,100,391

DEDUCTIONS
Benefits paid to participants                                                   58,347
Fees and expenses                               7           15                   2,430
                                        ----------------------------------------------
Total deductions                                7           15          -       60,777

Net realized and unrealized
  appreciation (depreciation)
  of investments                            4,039       (1,575)                981,844
Net investment transfers                   41,007       36,362     63,124            0
                                        ----------------------------------------------
Net additions (deductions)                 77,376       49,231     65,927    8,021,458

Net assets available for benefits at
  beginning of the year                    -            -           -        4,432,904
                                        ----------------------------------------------
NET ASSETS AVAILABLE FOR BENEFITS
  AT END OF THE YEAR                     $77,376      $ 49,231   $ 65,927  $ 12,454,362
                                        ===============================================

See notes to financial statements.

               The Lincoln Electric Company Employee Savings Plan

                         Notes to Financial Statements

                               December 31, 1995




A.    SIGNIFICANT ACCOUNTING POLICIES

The accounting records of The Lincoln Electric Company Employee Savings Plan (the Plan) are maintained on the modified cash basis of accounting. Employee contributions are recorded when received by Key Trust Company of Ohio, N.A. (the Trustee), whereas investment income and plan liabilities are recorded when earned and incurred.

Investment assets of each fund are stated at market value on the last business day of the year as determined by the Trustee.

Proceeds from sales of securities, less market value at the beginning of the year or cost for purchases during the year, and net unrealized appreciation (depreciation) based on market price fluctuations during the year or since date of acquisition, are included as net realized and unrealized appreciation (depreciation) of investments for the year in the Statement of Changes in Net Assets Available for Benefits.

Preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions in certain circumstances that affect amounts reported in the accompanying financial statements and notes. Actual results could differ from these estimates.

B.    DESCRIPTION OF THE PLAN

The Lincoln Electric Company (the Company) established the Plan which became effective November 1, 1994, to cover certain employees of the Company as defined by the Plan, as amended. The Plan provides that employees will be eligible for participation in the Plan following one year of service with the Company.

               The Lincoln Electric Company Employee Savings Plan

B.    DESCRIPTION OF THE PLAN--CONTINUED

Eligible employees may make pre-tax contributions to the Plan of 1% or more of their regular and/or bonus pay up to the maximum amount as set by the Internal Revenue Service ($9,240 in 1995 and 1994). Employee contributions are fully vested when made. A participant for whose account a contribution is made shall have the right to direct the Trustee to invest such contribution in any one fund or in a combination of funds in 5% increments. The investment options are as follows:

                 Fund                          Description                          Sponsor
- ---------------------------------------------------------------------------------------------------------
  Victory U.S. Government
    Obligations Fund                        Money Market                  Victory Broker Dealer Services

  The Bond Fund of America                  Bonds                         American Funds Group

  Fidelity Advisors Income &
    Growth Fund                             Growth Stocks                 Fidelity Investment Co.

  Fidelity Advisors Equity                  Preferred and Common          Fidelity Investment Co.
    Portfolio Growth Fund                     Stocks

  Victory Stock Index Fund                  S&P 500 Index                 Victory Broker Dealer Services

  Templeton Foreign Fund                    International Fund            Templeton Investment Co.

  The Lincoln Electric                      The Lincoln Electric          The Lincoln Electric
    Voting Stock Fund                         Company Common Shares         Company

  The Lincoln Electric                      The Lincoln Electric          The Lincoln Electric
    Non-voting Stock Fund                     Company Class A Common        Company
                                              Shares

Effective June 2, 1995, The Victory U.S. Treasury Money Market Fund was consolidated into the Victory U.S. Government Obligations Fund. The two funds are similar in their investment strategies. Effective December 1, 1995, The Bond Fund of America was offered as a new investment option. Also effective December 1, 1995 the Company added two Company stock funds as investment options: The Lincoln Electric Voting Stock Fund and The Lincoln Electric Non-Voting Stock Fund.

               The Lincoln Electric Company Employee Savings Plan

B.    DESCRIPTION OF THE PLAN--CONTINUED

The Company, at its discretion, may make a matching contribution, profit sharing contribution or qualified nonelective contribution for any plan year to be made in cash or Company stock. No Company contributions were made for 1995 or 1994.

During 1995, the Plan was amended effective as of November 1, 1994, to state that all costs and expenses incurred in connection with the administration of the Plan and Trust shall be paid from the trust fund; unless the Company elects to pay all or part of such expenses. The Company elected to pay certain administrative costs of the Plan in 1995 and 1994.

Participants may receive the value of their account in a single sum payment or in ten or fewer annual installment payments following separation from the Company, whether by retirement, disability or otherwise except that if the full value of a participant's account is $3,500 or less, or if the participant dies and his/her account is payable to his/her beneficiary, such account balance will be paid in a single sum payment. If the value of a participant's account is more than $3,500 the participant may elect to defer the payment of his/her account until they reach age 60. Participants who leave the Company may withdraw their money at any time. Withdrawal must begin when the participants attain the age of 70 1/2. Effective October 1, 1995, a participant or beneficiary may elect to receive that portion of their distribution which is attributable to their interest in the Company Stock Funds in the form of whole shares of Company stock with any fractional shares of Company stock in cash.

Active employees are eligible to borrow up to 50% of their vested account with a minimum borrowing of $1,000 up to a maximum of $50,000. The loan may be paid back over any number of months, up to five years. The interest rate on participant loans is determined by the Trustee. The interest rate on loans outstanding at December 31, 1995 ranged from 8.5% to 8.9%. There were no loans outstanding at December 31, 1994.

Although the Company has not expressed an intent to do so, it has the right to amend, modify, suspend or terminate the Plan at any time. No amendment, modification, suspension or termination of the Plan shall have the effect of providing that any amounts then held under the Plan may be used or diverted to any purpose other than for the exclusive benefit of the participants or their beneficiaries.

Information about the Plan is contained in the Plan Document, which is available from the Company upon request.

               The Lincoln Electric Company Employee Savings Plan

C.    INVESTMENTS

The Trustee of the Plan holds the Plan's investment assets and executes transactions.

The fair value of investments that represent 5% or more of the Plan's net assets available for plan benefits at December 31, 1995 and 1994 are as follows:

                                                              1995             1994
                                                        --------------------------------
Victory U.S. Government Obligations Fund                $2,316,043
Fidelity Advisors Income & Growth Fund                   1,920,942           $  685,767
Fidelity Advisors Equity Portfolio Growth Fund           3,745,918            1,030,436
Victory Stock Index Fund                                 1,380,276              356,900
Templeton Foreign Fund                                   2,761,917            1,273,493
Victory U.S. Treasury Money Market Fund                                         417,252
Society EB MaGIC Fund                                                           662,675

D.    INCOME TAX STATUS

The Internal Revenue Service ruled that the Plan qualifies under Section 401(a) of the Internal Revenue Code (IRC) and, therefore, the related trust is not subject to tax under present income tax law. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Company is not aware of any course of action or series of events that have occurred that might adversely affect the Plan's qualified status. The tax exempt status of the Plan does not apply to the taxability of distributions to participants under the Plan.

E.    TRANSACTIONS WITH PARTIES-IN-INTEREST

Party-in-interest transactions included the investment in the special funds of the Trustee and the payment of administrative expenses. Such transactions are exempt from being prohibited transactions.

At December 31, 1995, the Plan held 2,964 Common Shares and 1,604 Class A Common Shares of The Lincoln Electric Company stock with a fair value of $74,100 and $38,496, respectively.

               The Lincoln Electric Company Employee Savings Plan

          Form 5500, Item 27(a)--Schedule of Assets Held for Investment Purposes

                               December 31, 1995


                                                                       Description of            Historical          Current
                               Identity of Issue                         Investment                 Cost              Value
- --------------------------------------------------------------------------------------------------------------------------------


               Victory U.S. Government
                 Obligations Fund                                         230,640.232 units    $      2,307,955  $     2,316,043

               The Bond Fund of America                                     9,854.093 units             135,923          136,774

               Fidelity Advisors Income & Growth Fund                     122,275.100 units           1,839,693        1,920,942

               Fidelity Advisors Equity Portfolio
                 Growth Fund                                               99,864.518 units           3,376,809        3,745,918

               Victory Stock Index Fund                                    106,420.65 units           1,238,325        1,380,276

               Templeton Foreign Fund                                     300,862.429 units           2,729,359        2,761,917

               Key Trust Company of Ohio*
                 N.A.--Employee Benefits
                 Money Market Fund                                          14,021.30 units              14,021           14,021

               The Lincoln Electric Company*                            2,964 Common Shares              70,061           74,100

               The Lincoln Electric Company*                            1,604 Class A                    38,776           38,496
                                                                           Common Shares

               Participant Loans                                        8.5% to 8.9%; variable
                                                                                    maturities           65,927           65,927
                                                                                               ---------------------------------
                                                                                               $     11,816,849  $    12,454,414
                                                                                               =================================


*Indicates party-in-interest to the Plan




                    The Lincoln Electric Company Employee Savings Plan

                Form 5500, Item 27(d)--Schedule of Reportable Transactions

                                 Year Ended December 31, 1995


                                                                                               Net
                                       Purchase      Selling       Cost of       Current       Gain
        Description of Asset            Price         Price         Asset         Value       (Loss)
- ------------------------------------------------------------------------------------------------------

CATEGORY (iii)--SERIES OF TRANSACTIONS IN EXCESS OF 5% OF PLAN ASSETS

Key Trust Company of Ohio, N.A. --
  Employee Benefits Money
  Market Fund                       $2,228,583                   $2,228,583    $2,228,583
                                                  $2,214,562      2,214,562     2,214,562
Fidelity Advisors Income &
  Growth Fund                       1,249,834                     1,249,834     1,249,834

Victory Stock Index Fund              925,840                       925,840       925,840

Fidelity Advisors Equity Portfolio
  Growth Fund                       2,253,364                     2,253,364     2,253,364

Templeton Foreign Fund              1,622,687                     1,622,687     1,622,687
                                                     267,579        259,843       267,579   $  7,736
Victory U.S. Government
  Obligations Fund                  3,687,642                     3,687,642     3,687,642
                                                   1,910,202      1,910,020     1,910,202        182

Society EB MaGIC Fund               1,507,162                     1,507,162     1,507,162
                                                   2,224,809      2,167,302     2,224,809     57,507


There were no category (i), (ii), or (iv) reportable transactions during the year ended December 31, 1995.